MUNIHOLDINGS NEW JERSEY INSURED FUND, INC.
                            800 Scudders Mill Road
                                 P.O. Box 9011
                       Princeton, New Jersey 08543-9011





                                              January 2, 2001



VIA ELECTRONIC FILING



Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C.  20549

Attention:    Division of Investment Management



     Re: MuniHoldings New Jersey Insured Fund, Inc.-- CIK 0001053988 Request for Amendment Withdrawal
          File No. 333-87083
          -----------------------------------------------------------



Ladies and Gentlemen:

         On September 14, 1999, a Registration Statement on Form N-14 (the "Registration Statement") was filed on behalf of MuniHoldings New Jersey Insured Fund, Inc. under the wrong form type, N-14. The Registration Statement was re-filed and accepted by the Securities and Exchange Commission (the "Commission") on August 21, 2000 under the correct form type, N-14/8C. The accession number for the re-filing was 0000905148-00-001695. We hereby request the withdrawal of the original filing made on September 14, 1999 pursuant to Rule 477(a) of the Securities Act of 1933 ("Rule 477(a)").

         Pre-Effective Amendment No. 1 to the Registration Statement (the "Pre-Effective Amendment") was filed on November 4, 1999 under form type N-14/A. Following the filing of that Pre-Effective Amendment, the Commission issued an order declaring the Registration Statement effective as of November 4, 1999. The Pre-Effective Amendment was also re-filed and accepted by the Commission on August 21, 2000 to correct the form type from N-14/A to N-14/8C/A. The accession number for that filing was 0000905148-00-001711. Pursuant to Rule 477(a), we hereby request the withdrawal of the Pre-Effective Amendment filed on November 4, 1999.

         Please direct any communications relating to this filing to the undersigned or to the Fund's counsel, Ellen W. Harris of Brown & Wood LLP at
(212) 839-5583.

                                                       Very truly yours,



                                                       /s/ Jodi Pinedo
                                                       --------------------
                                                       Jodi Pinedo
                                                       Fund Secretary

cc:  John Ganley